                                                Filed Pursuant to Rule 424(b)(5)
                                                    Commission File No: 33-42326

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 10, 1997

                                  $60,000,000

                                     [LOGO]

                       6.875% NOTES DUE DECEMBER 15, 2007

                                 -------------

    The 6.875% Notes due December 15, 2007 (the "Notes") are being offered by AAR CORP., a Delaware corporation ("AAR" or the "Company"). Interest on the Notes is payable on June 15 and December 15 of each year, commencing June 15, 1998. The Notes will not be redeemable prior to maturity and will not be entitled to any sinking fund. The Notes will be issued in book-entry form in denominations of $1,000 and integral multiples thereof. Settlement for the Notes will be made in immediately available funds. The Notes will be in the Same-Day Funds Settlement System of The Depository Trust Company ("DTC"), and to the extent that secondary market trading in the Notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds. See "Description of Notes."

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                               INITIAL PUBLIC          UNDERWRITING            PROCEEDS TO
                                             OFFERING PRICE (1)         DISCOUNT(2)          COMPANY(1) (3)
                                            ---------------------  ---------------------  ---------------------
Per Note..................................         99.800%                0.650%                 99.150%
Total.....................................       $59,880,000             $390,000              $59,490,000

------------

(1) Plus accrued interest, if any, from December 15, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deducting estimated expenses of $75,000 payable by the Company.

                               ------------------

    The Notes are offered severally by Goldman, Sachs & Co. and William Blair & Company, L.L.C., subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery, in book-entry form only, through the facilities of DTC in New York, New York, on or about December 15, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                     WILLIAM BLAIR & COMPANY
                                  ------------

          The date of this Prospectus Supplement is December 10, 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ------------------

                                USE OF PROCEEDS

    The Company will use approximately $20,000,000 of net proceeds from the sale of the Notes offered hereby to refinance short-term debt of the Company bearing interest at an average interest rate of 6.00% incurred, in part, in connection with a recent acquisition, which occurred after August 31, 1997, and the remaining proceeds will be used for general corporate purposes, which may include future acquisitions.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of August 31, 1997 and as adjusted to give effect to the issuance by the Company of the Notes offered hereby and the application of the proceeds thereof.

                                                                                               AUGUST 31, 1997
                                                                                          -------------------------
                                                                                            ACTUAL     AS ADJUSTED
                                                                                          -----------  ------------
                                                                                               (000'S OMITTED)
Short-term debt, including current maturities of long-term debt.........................  $     1,492   $    1,492
                                                                                          -----------  ------------
                                                                                          -----------  ------------

Long-term debt, less current maturities:
  Industrial revenue bonds due through 2002 (7.26%).....................................          188          188
  Installment note due June 1999 (5.00%)................................................        1,250        1,250
  Notes due November 1, 2001 (9.50%)....................................................       65,000       65,000
  Notes due October 15, 2003 (7.25%)....................................................       50,000       50,000
  Notes due December 15, 2007 (6.875%)..................................................      --            60,000
                                                                                          -----------  ------------
        Total long-term debt............................................................  $   116,438   $  176,438
                                                                                          -----------  ------------
Stockholders' equity:
  Preferred stock, $1.00 par value, authorized 250,000 shares; none issued..............      --            --
  Common stock, $1.00 par value, authorized 80,000,000 shares; 19,017,000 issued........  $    19,017   $   19,017
  Capital surplus.......................................................................      143,587      143,587
  Retained earnings.....................................................................      130,802      130,802
  Treasury stock, at cost (673,000 shares)..............................................      (13,063)     (13,063)
  Cumulative translation adjustments....................................................       (4,678)      (4,678)
                                                                                          -----------  ------------
        Total stockholders' equity......................................................      275,665      275,665
                                                                                          -----------  ------------
    Total capitalization................................................................  $   393,595   $  453,595
                                                                                          -----------  ------------
                                                                                          -----------  ------------

                                  THE COMPANY

    The Company is a worldwide leader in supplying aftermarket products and services to the global aerospace/aviation industry. It provides aircraft, engines and engine parts; airframe and accessories products; overhaul, repair and maintenance services and Company-manufactured products to customers in all segments of this industry, including the world's largest commercial airlines and air cargo operators, original equipment manufacturers, domestic and foreign military and government agencies, aircraft leasing companies and maintenance service providers. AAR believes that it is the only company in the aviation aftermarket to offer this combination of capabilities.

    The Company's business strategy is to maintain a leadership position in its primary markets and to generate profitable growth by developing its product and service offerings to leverage its competitive strengths. Key components of this strategy include: expanding its inventory management programs; extending its overhaul capabilities to a broader range of engine and airframe components; increasing its Aircraft and Engine and Airframe and Accessories trading and leasing activities; continuing its significant international presence; and developing manufactured products to complement its current offerings.

    The competitive strengths that the Company believes will allow it to realize its objectives are as follows:

     (i) BROAD ARRAY OF PRODUCTS AND SERVICES: AAR sells, leases, exchanges and services a broad array of aircraft and engine components for virtually all aircraft. The Company believes that this breadth of products and services gives it a competitive advantage in winning business from new customers and affords it an opportunity to expand its business with existing customers. This also positions AAR to respond to its customers' desire to focus on a select group of suppliers to control costs, increase quality and enhance timeliness of delivery.

    (ii) UNIQUE COMBINATION OF TRADING AND TECHNICAL CAPABILITIES: AAR responds to its customers' needs with inventory management programs that combine trading expertise and technical overhaul capabilities. These programs offer a cost-effective, value-added opportunity for the Company's customers to reduce their operating costs and decrease their capital requirements, while providing the Company with significant growth opportunities.

    (iii) INNOVATIVE TECHNICAL PRODUCT AND SERVICE DEVELOPMENT SKILLS: the Company believes that one of its principal strengths is its ability to provide innovative and prompt solutions to meet individual customers' needs in many niche markets. These innovations include the design and manufacture of customized cargo loading systems and rapid deployment products for the U.S. military and the development of on-site overhaul services for airline industry customers.

    (iv) DIVERSE CUSTOMER BASE: the Company serves a broad base of over 5,000 domestic and international customers representing all segments of the worldwide aerospace/aviation industry, as well as select industrial markets. The Company expects the long-term relationships that the Company has developed with many of these customers to provide an excellent source of continuing and new business opportunities.

    (v) STRONG GLOBAL PRESENCE: AAR has over 30 facilities (including sales offices) dedicated to its Aircraft and Engine, Airframe and Accessories and Manufacturing activities in ten countries across North America, Europe and Asia. This worldwide presence positions the Company to respond to the needs of its customers around the world and participate in the growth of world aviation markets.

    (vi) FINANCIAL STRENGTH: management believes that the Company's financial strength is a key advantage relative to its smaller competitors. AAR's liquidity and access to capital positions the Company to respond quickly when opportunities arise to acquire inventory, aircraft and engines on advantageous terms.

   (vii) REPUTATION AS A RELIABLE, HIGH-QUALITY SUPPLIER: the Company has been providing aviation products and services for 45 years and believes it has gained a reputation as a reliable and high-quality supplier.

   (viii) STRONG MANAGEMENT TEAM: the Company's strong management team includes AAR-developed managers and personnel formerly with airlines, original equipment manufacturers and other independent suppliers. The Company believes that this management team has a depth of industry knowledge and experience in technical, marketing and financial areas that permits it to develop and manage complex programs for its airline industry customers.

    The Company's principal executive offices are located at 1100 North Wood Dale Road, Wood Dale, Illinois 60191 and the Company's telephone number is (630) 227-2000.

AIRCRAFT AND ENGINES

    The Company's Aircraft and Engines activities include (i) the purchase, sale, lease and lease financing of new and used commercial jet aircraft, (ii) the purchase, sale and lease of a wide variety of new, overhauled and repaired engines and engine products for the aviation aftermarket, including a broad range of engine parts and spare engines and other engine components and accessories and (iii) the overhaul of a wide range of engine products, repair and maintenance services, parts and components exchange and other engine overhaul services for its commercial and military customers. AAR has two Federal Aviation Authority ("FAA") licensed repair stations in the U.S. to perform engine component overhaul services. The Company's primary sources of engine products for its Aircraft and Engine activities are domestic and foreign airlines, independent aviation service companies, aircraft leasing companies and engine and other original equipment manufacturers, as well as components and parts that the Company has overhauled or repaired.

    The Company also provides customized inventory supply and management programs for engine parts and components in support of customer maintenance activities. This allows airlines and other maintenance service providers to obtain replacement parts and overhaul services for aircraft engine parts and components on a just-in-time basis without having to incur the cost of purchasing, storing and maintaining the necessary supporting inventory. The Company developed these programs in response to the worldwide trend to outsource inventory provisioning and management. In doing so, AAR has taken advantage of its knowledge and expertise in spare parts provisioning and its technical skill in overhauling and repairing those parts and related components as well as its financial strength, quality control systems and stability within the industry.

    The Company's overhaul and repair capabilities cover a broad range of internal engine parts and components, providing support for the Company's sale, lease and inventory management activities. The Company also provides turbine engine overhaul and parts supply services to industrial gas and steam turbine operators.

AIRFRAME AND ACCESSORIES

    The Company's Airframe and Accessories activities consist of (i) the purchase, sale and lease of new, overhauled and repaired airframe products for the aviation aftermarket, including airframe parts, instruments, avionics, hydraulic and pneumatic systems, landing gear and flight control systems and
(ii) a wide variety of airframe overhaul, repair and maintenance services, parts and components exchange and other overhaul and maintenance services for its commercial and military customers. The Company provides customized inventory supply and management programs for certain airframe parts and components, including those which the Company has overhauled and repaired, in support of customer maintenance activities.

    The Company's airframe overhaul and repair capabilities include most commercial aircraft landing gear, a wide variety of avionic, instrument, electrical, electronic, fuel, hydraulic and pneumatic components and a broad range of internal airframe components. AAR also operates an aircraft maintenance facility providing maintenance, modification, special equipment installation, painting services and aircraft terminal services for various models of commercial, military, regional, business and general aviation aircraft. AAR's overhaul and repair of parts and components also supports the sale, lease and inventory management activities of the Company. AAR has seven FAA licensed repair stations in the U.S., two in Europe and one in the Far East to perform airframe component overhaul services.

MANUFACTURING

    The Company's Manufacturing activities include (i) the manufacture and repair of a wide array of containers, pallets and shelters in support of military and humanitarian rapid development activities, (ii) the design, manufacture and installation of in-plane cargo loading and handling systems for commercial and military aircraft and helicopters, (iii) the design and manufacture of a line of specialized protective transport cases that are used to transport sensitive and calibrated tools and instruments, and a variety of vacuum storage containers that protect machinery and equipment during long-term storage, (iv) the design and manufacture of advanced composite materials for commercial and regional jets and helicopters and (v) the design and manufacture of a complete line of self-propelled floor sweepers and scrubbers for a variety of industrial and commercial uses, including both ride-on and walk-behind lines, powered by gasoline, diesel fuel or battery.

    AAR makes over 35 models of containers to provide the military with better and quicker access to tools, supplies or other items. The Company's mobile shelters, some of which are prewired for electricity and telephone service and include heating and air conditioning systems, are designed to be shipped in one of the Company's containers and quickly assembled upon arrival into field offices and temporary shelters for personnel and equipment. All of these products are manufactured from lightweight, high-strength composite materials, some of which incorporate AAR's proprietary technology, which meet the weight, strength, flammability and other technical requirements of AAR's customers. AAR uses similar materials to manufacture a variety of floor and panel products for the aerospace/aviation and industrial markets.

    The Company's cargo loading and handling systems incorporate AAR-developed proprietary designs to increase cargo loading efficiency. Customers for the cargo loading systems include aircraft manufacturers, such as Lockheed and Douglas Aircraft, and cargo operators and maintenance and modification centers that convert older wide body passenger aircraft, such as the Boeing 747, Douglas DC-10, Airbus A300 and A310 and Lockheed L -1011, into cargo aircraft.

COMPETITION

    In the highly competitive worldwide aviation aftermarket, competition is based on quality, ability to provide a broad range of products and services, speed of delivery and price. Competitors in the parts supply business include original equipment manufacturers, commercial airlines and other independent suppliers of parts and services. In certain of its leasing and commercial jet aircraft trading activities, the Company faces competition from financial institutions, syndicators, commercial and specialized leasing companies and other entities that provide financing. AAR also competes with various overhaul and repair organizations, which include the service arms of original equipment manufacturers, the maintenance departments or divisions of large commercial airlines (some of which also offer maintenance services to third parties) and independent organizations. AAR's container, pallet and shelter manufacturing activities compete with several medium-sized private companies, and its cargo systems competitors include a number of divisions of large corporations. Although certain of the Company's competitors have substantially greater financial and other resources than the Company, the Company believes that it has maintained a satisfactory competitive position through its responsiveness to customer needs, its attention to quality and its unique combination of trading expertise, technical capabilities and financial strength.

RECENT DEVELOPMENTS

    On June 2, 1997, the Company purchased substantially all of the assets of Cooper Aviation Industries, Inc. With revenues of approximately $45 million in the most recent annual period, Cooper is one of the world's largest distributors to the commercial, regional/commuter and general aviation markets of factory-new aviation parts and accessories. As a result of the acquisition, a new division was formed, AAR Cooper Aviation, which is currently distributing parts from 200 of the world's leading equipment manufacturers.

    On October 24, 1997, the Company acquired ATR International, Inc. With revenues of approximately $14 million in the most recent annual period, ATR engineers and manufactures such advanced composite aviation parts and structures as commercial jet, executive aircraft and helicopter interiors. The Company will operate ATR under the name AAR Composites.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto included or incorporated by reference in the Prospectus. The selected consolidated financial data for the twelve months ended May 31, 1997, 1996, 1995, 1994 and 1993 are derived from audited consolidated financial statements of the Company. The selected consolidated financial data for the three months ended August 31, 1997 and 1996 are derived from unaudited consolidated financial statements of the Company and include, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results of operations for the three months ended August 31, 1997 are not necessarily indicative of the operating results to be expected for the full year.

                                       THREE MONTHS ENDED
                                           AUGUST 31,                        YEAR ENDED MAY 31,
                                      --------------------  -----------------------------------------------------
                                        1997       1996       1997       1996       1995       1994       1993
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (000'S OMITTED EXCEPT RATIOS AND PER SHARE DATA)
INCOME STATEMENT DATA
  Net sales.........................  $ 170,906  $ 136,037  $ 589,328  $ 504,990  $ 451,395  $ 407,754  $ 382,780
  Gross profit......................     31,928     24,588    108,541     90,765     77,871     71,910     68,436
  Selling, general and
    administrative..................     19,034     15,375     65,651     58,323     53,433     50,086     63,093
  Operating income..................     12,894      9,213     42,890     32,442     24,438     21,824      5,343(e)
  Interest expense..................      2,759      2,625     10,786     10,616     10,900      9,564      8,107
  Income (loss) before provision
    (benefit) for income taxes......     10,454      6,898     32,975     22,782     14,713     13,684     (1,917)(e)
  Provision (benefit) for income
    taxes...........................      3,144      2,050      9,950      6,770      4,250      4,190     (2,200)
  Net income........................      7,310      4,848     23,025     16,012     10,463      9,494        283(e)
  Ratio of earnings to
    fixed-charges(a)................      4.4:1      3.3:1      3.5:1      2.8:1      2.1:1      2.2:1      0.8:1
PER SHARE DATA
  Net income........................  $    0.40  $    0.30  $    1.38  $    1.00  $    0.66  $    0.60  $    0.02(e)
  Cash dividends....................  $    0.12  $    0.12  $    0.48  $    0.48  $    0.48  $    0.48  $    0.48
  Average common shares
    outstanding.....................     18,326     15,965     16,684(b)    15,978    15,932    15,904     15,855
BALANCE SHEET DATA
  Working capital...................  $ 308,130  $ 259,776  $ 314,119(b) $ 258,627 $ 248,492 $ 240,009(d) $ 193,399
  Total assets......................    542,819    449,645    529,584(b)   437,846   425,814   411,016(c)   365,151
  Total debt........................    117,930    119,391    118,292    119,766    121,398    116,297(d)    91,323
  Short-term debt...................      1,492      1,490      1,474      1,474      1,632        568(d)    25,025
  Long-term debt....................    116,438    117,901    116,818    118,292    119,766    115,729(d)    66,298
  Stockholders' equity..............    275,665    207,442    269,259(b)   204,635   197,119   189,488    189,216

---------------

(a) For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, adjusted for fixed charges. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt expense and one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals). In 1993, earnings as defined were inadequate to cover fixed charges by $1,917.

(b) In February 1997, the Company sold two million shares of its common stock for $50,075, net of expenses.

(c) Reflects reclassification of $6,610 of noncurrent deferred tax assets against deferred tax liabilities to conform to the fiscal 1995 presentation.

(d) In October 1993, the Company sold $50,000 of unsecured 7.25% Notes due October 15, 2003. Proceeds were used to repay short-term bank borrowings and in the Company's operations.

(e) Fiscal 1993 includes noncash restructuring expenses of $11,000 ($7,200 after tax) primarily related to the writedown of certain inventories to reflect the impact of market conditions and a reduction in income tax expense of $1,200.

                              DESCRIPTION OF NOTES

    The Notes will be issued under an Indenture, dated as of October 15, 1989, as supplemented by the First Supplemental Indenture dated as of August 26, 1991 and the Second Supplemental Indenture dated as of December 10, 1997 (collectively, the "Indenture"), between the Company and First Trust National Association (as successor in interest to Continental Bank, National Association), as Trustee (the "Trustee"). The forms of the Note and the Indenture are exhibits to the registration statement on Form S-3 (including any amendments thereto and any documents incorporated therein by reference, the "Registration Statement") filed by the Company on August 27, 1991 (No. 33-42326). The following summaries of certain provisions of the Indenture and the Notes (referred to in the Prospectus as the "Debt Securities") supplement, the summaries of certain provisions of the Indenture and the Notes set forth in the Prospectus, to which reference is hereby made, and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture and the Notes, including the definitions therein of certain terms. Capitalized terms used but not defined herein shall have the meanings given to them in the Notes or the Indenture, as the case may be.

GENERAL

    The Notes will be unsecured general obligations of the Company and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder, and debt securities may be issued thereunder from time to time in one or more series up to the aggregate principal amount from time to time authorized by the Company for each series.

    The Notes are currently limited to up to $60,000,000 aggregate principal amount. The Notes will bear interest at the rate of 6.875% per annum from the date of issuance thereof, payable semiannually in arrears on June 15 and December 15, of each year, commencing June 15, 1998. Principal of and interest on the Notes will be payable (and the Notes may be presented for repayment) at the office or agency of the Company maintained for such purposes in Chicago, Illinois. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Notes are not subject to redemption prior to maturity and will not be entitled to any sinking fund.

    The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The Company has been advised by the Underwriters that the Underwriters presently intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the existence or liquidity of a secondary market for the Notes.

DELIVERY AND FORM

    The Notes initially will be represented by a single book-entry global security ("Global Security") deposited with DTC and registered in the name of the nominee of DTC. The Company has established a depositary arrangement with DTC with respect to the Notes, the terms of which are summarized below. Each of the Notes will be available for purchase in denominations of $1,000 and integral multiples thereof. Unless and until certificated, Notes are issued under the limited circumstances described below, no Beneficial Owner (as defined below) of a Note shall be entitled to receive a definitive certificate representing a Note. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered holder (a "Holder") of the Global Security, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner of the Notes represented thereby for all purposes of the Indenture. Investors' interests in the Global Security will be represented through financial institutions acting on their behalf as direct and indirect participants in the Depositary. No Global Security may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor.

    Except as otherwise provided below, the Beneficial Owners of the Global Security will not be entitled to receive physical delivery of certificated Notes and will not be considered the Holders thereof for any purpose under the Indenture, and no Global Security shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary and, if such Beneficial Owner is not a Participant (as defined below), on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Security or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Security.

    A Global Security will be exchangeable for certificated Notes of like tenor and terms and of differing authorized denominations in a like aggregate principal amount, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Security or the Company becomes aware that the Depositary has ceased to be a clearing agency registered under the Exchange Act of 1934, as amended (the "Exchange Act"), and, in any such case, the Company shall not have appointed a successor to the Depositary within 90 days thereafter, (ii) the Company, in its sole discretion, determines that the Global Security shall be exchangeable for certificated Notes or (iii) an Event of Default (or event which with the giving of notice or lapse of time would constitute an Event of Default) shall have occurred and be continuing with respect to the Notes under the Indenture. Upon any such exchange, the certificated Notes shall be registered in the names of the Beneficial Owners of the Notes represented by the Global Security, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

    The following is based on information furnished by DTC:

    DTC will act as securities Depositary for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Global Security will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with DTC.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Notes under DTC's system must be made by or through Direct Participants, which will receive a credit for such Notes on DTC's records. The ownership interest of each actual purchaser of each Note represented by a Global Security ("Beneficial Ownership") is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

    To facilitate subsequent transfers, all Global Securities representing Notes which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Global Securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. will consent or vote with respect to any Global Security. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

    Principal, premium, if any, and/or interest, if any, payments on a Global Security will be made in immediately available funds to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of the Company and the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

    A Beneficial Owner shall give notice to elect to have its Notes repaid by the Company, through its Participant, to the Trustee, and shall effect delivery of such Notes by causing the Direct Participant to transfer the Participant's interest in the Global Security representing such Notes, on the Depositary's records, to the Trustee. The requirement for physical delivery of book-entry Notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Security representing such Notes are transferred by Direct Participants on the Depositary's records and followed by a book-entry credit of tendered Notes to the Trustee's account.

    The Depositary may discontinue providing its services as securities Depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities Depositary is not obtained, certificated Notes are required to be printed and delivered.

    The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities Depositary). In that event, certificated Notes will be printed and delivered.

    The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by the Global Security, all payments of principal and interest will be made by the Company in immediately available funds.

    The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                          PRINCIPAL
                                                           AMOUNT
                      UNDERWRITER                         OF NOTES
-------------------------------------------------------  -----------
Goldman, Sachs & Co....................................  $55,000,000
William Blair & Company, L.L.C.........................    5,000,000
                                                         -----------
  Total................................................  $60,000,000
                                                         -----------
                                                         -----------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Notes to certain broker-dealers. After the Notes are released for sale to the public, the Underwriters may from time to time vary the offering price and other selling terms.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters presently intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

    In the ordinary course of business, the Underwriters and their affiliates have engaged and may in the future engage in investment, commercial banking and other transactions with (and perform related services for) the Company and certain of its affiliates.

    Edgar D. Jannotta, a Senior Director of William Blair & Company, L.L.C., serves as a member of the Company's Board of Directors. William Blair & Company, L.L.C. provides financial advisory services to the Company from time to time and receives compensation therefor.

PROSPECTUS

                                     [LOGO]

                                DEBT SECURITIES

                                 -------------

    The Company may from time to time hereafter offer debt securities ("Debt Securities") consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $85,000,000. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth with regard to the Debt Securities in respect of which this Prospectus is being delivered the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency or in composite currencies), maturity, rate, if any (which may be fixed or variable), and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities.

    The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co. or William Blair & Company, L.L.C., or may be a group of underwriters represented by firms including Goldman, Sachs & Co. or William Blair & Company, L.L.C. Goldman, Sachs & Co. or William Blair & Company, L.L.C. may also act as agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

    This Prospectus may not be used to consummate sales of the Debt Securities without delivery of one or more Prospectus Supplements.

GOLDMAN, SACHS & CO.                                     WILLIAM BLAIR & COMPANY

                                  ------------

               The date of this Prospectus is December 10, 1997.

                             AVAILABLE INFORMATION

    AAR CORP. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the World Wide Web that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission. The address of such site is "http://www.sec.gov." Such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Company's common stock is listed on the New York Stock Exchange.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 1-6263) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997;

     2. The Company's Current Report on Form 8-K dated July 8, 1997;

     3. The Company's Notice of Annual Meeting and Proxy Statement dated August 28, 1997;

     4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1997;

     5. The Company's Current Report on Form 8-K dated December 4, 1997; and

     6. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities.

    Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained herein, shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191, (630) 227-2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto included or incorporated by reference in the Prospectus. The selected consolidated financial data for the twelve months ended May 31, 1997, 1996, 1995, 1994 and 1993 are derived from audited consolidated financial statements of the Company. The selected consolidated financial data for the three months ended August 31, 1997 and 1996 are derived from unaudited consolidated financial statements of the Company and include, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results of operations for the three months ended August 31, 1997 are not necessarily indicative of the operating results to be expected for the full year.

                                         THREE MONTHS ENDED
                                             AUGUST 31,                        YEAR ENDED MAY 31,
                                        --------------------  -----------------------------------------------------
                                          1997       1996       1997       1996       1995       1994       1993
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     (000'S OMITTED EXCEPT RATIOS AND PER SHARE DATA)
INCOME STATEMENT DATA
  Net sales...........................  $ 170,906  $ 136,037  $ 589,328  $ 504,990  $ 451,395  $ 407,754  $ 382,780
  Gross profit........................     31,928     24,588    108,541     90,765     77,871     71,910     68,436
  Selling, general and
    administrative....................     19,034     15,375     65,651     58,323     53,433     50,086     63,093
  Operating income....................     12,894      9,213     42,890     32,442     24,438     21,824      5,343(e)
  Interest expense....................      2,759      2,625     10,786     10,616     10,900      9,564      8,107
  Income (loss) before provision
    (benefit) for income taxes........     10,454      6,898     32,975     22,782     14,713     13,684     (1,917)(e)
  Provision (benefit) for income
    taxes.............................      3,144      2,050      9,950      6,770      4,250      4,190     (2,200)
  Net income..........................      7,310      4,848     23,025     16,012     10,463      9,494        283(e)
  Ratio of earnings to
    fixed-charges(a)..................      4.4:1      3.3:1      3.5:1      2.8:1      2.1:1      2.2:1      0.8:1

PER SHARE DATA
  Net income..........................  $    0.40  $    0.30  $    1.38  $    1.00  $    0.66  $    0.60  $    0.02(e)
  Cash dividends......................  $    0.12  $    0.12  $    0.48  $    0.48  $    0.48  $    0.48  $    0.48
  Average common shares
    outstanding.......................     18,326     15,965     16,684(b)    15,978    15,932    15,904     15,855

BALANCE SHEET DATA
  Working capital.....................  $ 308,130  $ 259,776  $ 314,119(b) $ 258,627 $ 248,492 $ 240,009(d) $ 193,399
  Total assets........................    542,819    449,645    529,584(b)   437,846   425,814   411,016(c)   365,151
  Total debt..........................    117,930    119,391    118,292    119,766    121,398    116,297(d)    91,323
  Short-term debt.....................      1,492      1,490      1,474      1,474      1,632        568(d)    25,025
  Long-term debt......................    116,438    117,901    116,818    118,292    119,766    115,729(d)    66,298
  Stockholders' equity................    275,665    207,442    269,259(b)   204,635   197,119   189,488    189,216

---------------

(a) For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, adjusted for fixed charges. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt expense and one-third of minimum rental payments under operating leases (estimated by management to be the interest factor such rentals). In 1993, earnings as defined were inadequate to cover fixed charges by $1,917.

(b) In February 1997, the Company sold two million shares of its common stock for $50,075, which is net of expenses.

(c) Reflects reclassification of $6,610 of noncurrent deferred tax assets against deferred tax liabilities to conform to the fiscal 1995 presentation.

(d) In October 1993, the Company sold $50,000 of unsecured 7.25% Notes due October 15, 2003. Proceeds were used to repay short-term bank borrowings and in the Company's operations.

(e) Fiscal 1993 includes noncash restructuring expenses of $11,000 ($7,200 after tax) primarily related to the writedown of certain inventories to reflect the impact of market conditions and a reduction in income tax expense of $1,200.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               (000'S OMITTED, EXCEPT PERCENTAGE DATA AND RATIOS)

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED AUGUST 31, 1997

    The Company reports its activities in one business segment: Aviation Services. The table below sets forth consolidated net sales for the Company's classes of similar products and services within this segment for the three-month periods ended August 31, 1997 and 1996. Prior period amounts have been reclassified to conform to the current year presentation.

                                                                         THREE MONTHS ENDED
                                                                             AUGUST 31,
                                                                      ------------------------
                                                                         1997         1996
                                                                      -----------  -----------
Net Sales:
  Aircraft and Engines..............................................  $    79,781  $    59,520
  Airframe and Accessories..........................................       70,066       48,208
  Manufacturing.....................................................       21,059       28,309
                                                                      -----------  -----------
                                                                      $   170,906  $   136,037
                                                                      -----------  -----------
                                                                      -----------  -----------

    Consolidated net sales for the first quarter of the Company's fiscal year ending May 31, 1998 (fiscal 1998) increased $34,869 or 25.6% over the same period in the prior year, reflecting continued strong demand for the Company's broad range of products and services. Aircraft and Engines sales increased $20,261 or 34.0% over the prior year period, primarily reflecting growth in its engine parts trading and engine component repair businesses, as well as increased sales in its engine trading and leasing business. A majority of the sales increase in the engine parts business was in conjunction with long-term inventory management programs. Airframe and Accessories sales increased $21,858 or 45.3%, reflecting the inclusion of results of Cooper Aviation for the entire quarter and higher demand for certain aircraft maintenance and component repair services, as well as higher sales in the Company's Airframe parts trading business. Manufacturing sales were $7,250 or 25.6% below the prior year period, reflecting lower demand for its products supporting the United States government's rapid deployment program.

    Consolidated gross profit increased $7,340 or 29.9% over the prior year period due to increased consolidated net sales and an increase in the consolidated gross profit margin to 18.7% from 18.1%. The improvement in the consolidated gross profit margin was attributable to the mix of inventories sold. Consolidated operating income increased $3,681 or 40.0% and the Company's operating income margin increased to 7.5%, compared to the prior year period's margin of 6.8%, as a result of increased consolidated net sales and an increase in consolidated gross profit, partially offset by higher selling, general and administrative expenses. Selling, general and administrative expenses were lower as a percentage of consolidated net sales; however, total expenses increased principally due to the inclusion of Cooper Aviation and higher marketing support and personnel costs.

    Consolidated net income increased $2,462 or 50.8% over the prior year period due primarily to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES AT AUGUST 31, 1997

    At August 31, 1997, the Company's liquidity and capital resources included cash of $30,406 and working capital of $308,130. At August 31, 1997, the Company's ratio of long-term debt to capitalization was 29.7%, down from 30.3% at May 31, 1997. The Company continues to maintain its available external sources of financing from $135,941 of unused bank credit lines and a shelf registration on file with the Securities and Exchange Commission under which up to an additional $85,000 of medium- or long-term debt securities may be sold, subject to market conditions.

    During the three-month period ended August 31, 1997, the Company generated $1,489 of cash from operations compared to $10,242 in the three-month period ended August 31, 1996. The reduction in cash generated from operations was due principally to working capital investments made as a result of continued growth in the Company's Aircraft and Engines and Airframe and Accessories businesses.

    During the three-month period ended August 31, 1997, the Company's investing activities used $13,372 of cash principally due to an investment in a new leveraged lease for $8,320 and capital expenditures of $2,678. Cash used in financing activities during the three-month period ended August 31, 1997 was $9,395, compared to $3,307 for the three-month period ended August 31, 1996. The increase in cash used in financing activities was primarily the result of the repayment of $6,942 of debt assumed in the Cooper Aviation acquisition during the first quarter of fiscal 1998.

    The Company believes that its cash and cash equivalents and available sources of financing will continue to provide the Company with the ability to meet its ongoing working capital requirements, make anticipated capital expenditures, meet contractual commitments and pay dividends.

    A summary of key indicators of financial condition and lines of credit follows:

                                                                      AUGUST 31,     MAY 31,
DESCRIPTION                                                              1997         1997
--------------------------------------------------------------------  -----------  -----------
Working capital.....................................................  $   308,130  $   314,119
Current ratio.......................................................        3.9:1        4.1:1
Bank credit lines:
  Borrowings outstanding............................................  $   --       $   --
  Available but unused lines........................................      135,941      136,283
                                                                      -----------  -----------
Total credit lines..................................................  $   135,941  $   136,283
                                                                      -----------  -----------
                                                                      -----------  -----------
Long-term debt, less current maturities.............................  $   116,438  $   116,818
Ratio of long-term debt to capitalization...........................         29.7%        30.3%

RESULTS OF OPERATIONS

THREE-YEAR PERIOD ENDED MAY 31, 1997

                                                              FOR THE YEAR ENDED MAY 31,
                                                         -------------------------------------
                                                            1997         1996         1995
                                                         -----------  -----------  -----------
Net Sales:
  Aircraft and Engines.................................  $   263,074  $   182,229  $   171,181
  Airframe and Accessories.............................      221,433      202,883      166,830
  Manufacturing........................................      104,821      119,878      113,384
                                                         -----------  -----------  -----------
                                                         $   589,328  $   504,990  $   451,395
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

THREE-YEAR NET SALES SUMMARY

    The comparison of the Company's net sales over the last three fiscal years covers a period of growth and expansion in the aerospace/aviation industry. During this period, most of the world's major commercial airlines returned to profitability from the severe industry downturn of the early 1990s. In addition, certain start-up airlines which emerged at the beginning of the three-year period continued to expand their fleets and routes and experience improving financial results. In the same period, higher revenue passenger miles and higher air freight traffic drove requirements for additional or new aircraft and increased utilization of aircraft, leading to a greater demand for parts and service support. In addition, aircraft operators focused on cost structure improvements and took steps to outsource certain support operations and consolidate vendor lists.

    During the last three fiscal years, the Company's aggressive pursuit of opportunities resulted in additional long-term programs, an increase in the Company's customer base and a broadening of the range of products and services provided to existing customers. Sales were higher during fiscal 1997 in all of the Company's major Aircraft and Engines and Airframe and Accessories businesses, as it expanded the breadth of products and services and developed innovative programs to improve customers' competitive positions.

    Prior to fiscal 1997, the Company's principal Manufacturing unit benefited from the U.S. government's programs to reduce budgets, including base closures, which resulted from the military requiring more products to support its rapid deployment activities. Over the last fiscal year, the Company experienced a reduction in demand for its manufactured pallets, containers and shelters for the U.S. military, as usage of these products declined due to lower mobilization of the rapid deployment forces around the world. The Company continues to pursue opportunities available in the commercial sector for these products.

    The Company believes that its established market position, its ability to respond to changes in the industry and its diverse customer base, coupled with a strong aerospace/aviation industry, position the Company to take advantage of opportunities in its markets.

FISCAL 1997 COMPARED WITH FISCAL 1996

    The Company's operating results showed improvement over the prior fiscal year as it experienced higher demand for its Aircraft and Engines and Airframe and Accessories products and services in a strong aerospace/aviation industry. Consolidated net sales increased $84,338 or 16.7% over the prior fiscal year, reflecting higher sales in the Company's Aircraft and Engines and Airframe and Accessories businesses. Consolidated operating income increased $10,448 or 32.2% over the prior year due to increased consolidated net sales and a higher consolidated gross profit margin, partially offset by higher selling, general and administrative costs. Net income increased $7,013 or 43.8% due to increased consolidated net sales and gross profit margin.

    Aircraft and Engine sales increased $80,845 or 44.4% over the prior year due to growth in its engine parts trading and engine component repair businesses and higher sales in its engine and aircraft sales and leasing businesses. Increased volume through the Company's long-term inventory management programs contributed to the sales increase in the engine parts business. Airframe and Accessories sales increased $18,550 or 9.1%, reflecting increased demand for certain aircraft and aircraft component repair and maintenance services and higher sales in its Airframe parts trading business. Sales in Manufacturing declined $15,057 or 12.6%, resulting from lower demand for its products supporting the U.S. government's rapid deployment program.

    Consolidated gross profit increased $17,776 or 19.6% due to increased consolidated net sales and an increase in the consolidated gross profit margin to 18.4% from 18.0% in the prior year. The increase in the consolidated gross profit margin during fiscal 1997 was attributable to the favorable mix of products and services sold on Airframe and Accessories parts and services, partially offset by lower margins on certain Manufactured products due to lower sales volume.

    Consolidated operating income increased $10,448 or 32.2% over the prior year as a result of the increase in consolidated net sales and the higher consolidated gross profit margin, partially offset by higher selling, general and administrative costs. The increase in selling, general and administrative costs was driven by increased personnel and marketing support costs.

    Consolidated net income increased $7,013 or 43.8% over the prior year as a result of the factors discussed above.

FISCAL 1996 COMPARED WITH FISCAL 1995

    The Company's operating results continued to improve in fiscal 1996 as it took advantage of business opportunities available in the improved aerospace/aviation marketplace and as the Company successfully implemented certain strategic marketing initiatives. Consolidated net sales for fiscal 1996 increased $53,595 or 11.9% over the prior fiscal year due to increased sales across all classes of similar products and services. Consolidated operating income increased $8,004 or 32.8% over the prior year due to increased consolidated net sales and a higher consolidated gross profit margin partially offset by increased selling, general and administrative costs. Net income increased $5,549 or 53.0% over the prior year primarily due to increased consolidated net sales and gross profit margin.

    Aircraft and Engines sales increased $11,048 or 6.5% over the prior year as a result of increased sales in the engine parts trading and engine component overhaul businesses. Airframe and Accessories sales increased $36,053 or 21.6%, primarily as a result of airframe and large airframe component overhaul services, supplemented by higher sales in the Airframe parts trading business. Manufacturing sales increased $6,494 or 5.7% over the prior year primarily due to increased sales of products and product repair services supporting rapid deployment requirements, aircraft cargo systems and floor maintenance equipment, partially offset by a decline from the disposition of small manufactured product lines since the prior year.

    Consolidated gross profit increased $12,894 to 16.6% over the prior fiscal year due to increased consolidated net sales and an improved gross profit margin of 18.0% versus the prior year's 17.3% margin. The margin on principal Aircraft and Engines and Airframe and Accessories products and services improved over the prior year as a result of favorable product mix and improved pricing of certain products and services. The margin on Manufactured products declined slightly as a result of the mix of products and product repair services supporting rapid deployment requirements, partially offset by aircraft cargo systems and floor maintenance equipment.

    Consolidated operating income increased $8,004 or 32.8% over the prior year as a result of increased consolidated net sales and gross profit margin, partially offset by increased total selling, general and administrative costs. While selling, general and administrative costs declined as a percentage of sales, the total costs increased over the prior year as a result of increased personnel costs, increased marketing support programs and costs to enhance information technology systems.

    Consolidated net income increased $5,549 or 53.0% over the prior fiscal year primarily as a result of the increased consolidated net sales and improved consolidated gross profit margin. Net income also increased due to a reduction in interest expense resulting from substantially lower short-term borrowings during the current year, partially offset by a small increase in the Company's current year effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES AT MAY 31, 1997

    At May 31, 1997, the Company's liquidity and capital resources included cash of $51,705 and working capital of $314,119. At May 31, 1997, the Company's long-term debt to capitalization was 30.3%, compared to 36.6% at May 31, 1996. The reduction in the long-term debt-to-capitalization ratio principally reflects the Company's recently completed stock offering. The Company continues to maintain its available external sources of financing from $136,283 of unused available bank lines and a shelf registration on file with the Securities and Exchange Commission under which up to an additional $85,000 of medium- or long-term debt securities may be sold, subject to market conditions.

    During fiscal 1997, the Company generated $9,531 of cash from operations compared to $24,760 and $15,255 during fiscal 1996 and fiscal 1995, respectively. The reduction in cash generated from operations during fiscal 1997 compared to the two previous fiscal years was due primarily to working capital investments made as a result of continued growth in the Company's Aircraft and Engines and Airframes and Accessories businesses, partially offset by increased net income.

    During fiscal 1997, the Company's investing activities consumed $31,968 of cash and cash equivalents. Of this amount, $30,292 related to property, plant and equipment additions, of which $20,100 reflects the Company's acquisition and refurbishment of an operating facility. This facility allowed the Company to consolidate and replace certain facilities previously operated by the Company and will accommodate the growth of the Company's principal trading Aircraft and Engines and Airframe and Accessories parts operating units. Upon the sale of the facilities owned by the Company vacated as a result of the relocation to the new building, the proceeds will be added to cash and cash equivalents.

    During fiscal 1997, cash provided from financing activities was $40,651, reflecting the sale of two million shares of common stock during the third quarter for $50,075, which is net of expenses, partially offset by the payment of cash dividends of $7,976 and the acquisition of 322 shares of its stock for $8,080 of which 259 shares were acquired in connection with the exercise of stock options.

    The Company believes that its cash and cash equivalents and available sources of capital will continue to provide the Company with the ability to meet its ongoing working capital requirements, make anticipated capital expenditures, meet contractual commitments and pay dividends.

    A summary of key indicators of financial condition and lines of credit follows:

                                                                              MAY 31,
                                                                      ------------------------
DESCRIPTION                                                              1997         1996
--------------------------------------------------------------------  -----------  -----------
Working capital.....................................................  $   314,119  $   258,627
Current ratio.......................................................        4.1:1        4.3:1
Bank credit lines:
  Borrowings outstanding............................................  $        --  $        --
  Available but unused lines........................................      136,283      132,977
                                                                      -----------  -----------
Total credit lines..................................................  $   136,283      132,977
                                                                      -----------  -----------
                                                                      -----------  -----------
Long-term debt, less current maturities.............................  $   116,818  $   118,292
Ratio of long-term debt to capitalization...........................         30.3%        36.6%

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Debt Securities") will be described in the Prospectus Supplement relating to such Debt Securities.

    The Debt Securities are to be issued under an Indenture dated as of October 15, 1989 as supplemented by the First Supplemental Indenture dated as of August 26, 1991 and the Second Supplemental Indenture dated as of December 10, 1997 (collectively, the "Indenture"), between the Company and First Trust National Association (as successor in interest to Continental Bank, National Association), as Trustee (the "Trustee"). The terms of the Note and of the Indenture have been included as an exhibit to the Registration Statement. The following summary of certain provisions of the Debt Securities and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, which are incorporated by reference herein. Capitalized terms used herein have the respective meanings set forth in the Indenture, and references to sections are to sections of the Indenture.

    As of the date of this Prospectus, the Company has outstanding $65,000,000 aggregate principal amount of its 9.50% Notes due November 1, 2001 and $50,000,000 aggregate principal amount of its 7.25% Notes due October 15, 2003 issued under the Indenture.

GENERAL

    The Indenture provides that Debt Securities may be issued thereunder, without limit as to aggregate principal amount, in one or more series by the Company from time to time upon satisfaction of certain conditions precedent. The Company may, from time to time, fix the terms of such Debt Securities, including: (i) the title of the Debt Securities; (ii) any limit upon the aggregate principal amount of the Debt Securities; (iii) the date or dates on which the principal of the Debt Securities is payable; (iv) the rate or rates per annum at which the Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the Interest Payment Dates on which such interest will be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (v) the place or places where the principal of and premium, if any, and interest on the Debt Securities will be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed in whole or in part by the Company; (vii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be repaid, in whole or in part, at the option of the Holder thereof; (viii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Debt Securities shall be issuable; (ix) if the Debt Securities are Original Issue Discount Securities, the portion of principal of such Debt Securities that shall be payable upon declaration of acceleration of the Maturity thereof; and (x) any other terms of the Debt Securities. Reference is made to the Prospectus Supplement for the terms of the Debt Securities being offered thereby. (Section
301)

    The Debt Securities will be issued only in fully registered form without coupons, in denominations set forth in the Prospectus Supplement. No service charge will be made for any registration of transfer or exchange of such Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection therewith.

    The Debt Securities will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company.

    Any principal, premium and interest will be payable, the transfer of the Debt Securities will be registrable, and Debt Securities will be exchangeable at the office or agency designated for such purpose in the Prospectus Supplement. Under certain circumstances, payment of interest on Debt Securities may be made at the option of the Company by check mailed to the address of the person entitled thereto as shown on the Security Register.

    Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. If the Debt Securities are Original Issue Discount Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

CERTAIN DEFINITIONS

    The term "Subsidiary of the Company" is defined as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company and/or one or more Subsidiaries of the Company. The term "Restricted Subsidiary" is defined as any Subsidiary of the Company except (a) a Subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States and/or Canada, or which is engaged primarily in financing the operations of the Company or its Subsidiaries outside the United States and Canada and (b) AAR Financial Services Corp. and any Subsidiary of the Company created or acquired after the date hereof the primary business of which consists of financing operations in connection with leasing and conditional sales transactions on behalf of the Company and the Subsidiaries of the Company, or which is otherwise primarily engaged in the business of a finance company.

    The term "Principal Property" is defined to include any single manufacturing, production, distribution or service facility, plant or warehouse owned or leased by the Company or any Restricted Subsidiary (excluding all related land but including fixtures, machinery and equipment) which is located within the United States or Canada and the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, other than any such facility, plant or warehouse or portion thereof which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety. As of the date hereof, approximately twelve of the Company's properties would be Principal Properties. The term "Attributable Debt" is defined to mean the total net amount of rent required to be paid during the remaining term of certain leases, discounted at the weighted average rate per annum borne by the Debt Securities compounded semiannually. The term "Consolidated Net Tangible Assets" is defined as the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of their being renewable or extendible) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles. (Section 101)

RESTRICTIONS ON SECURED DEBT

    If the Company or any Restricted Subsidiary shall incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Property or by a Mortgage on any shares of stock or Debt of any Restricted Subsidiary, the Company will secure or cause such Restricted Subsidiary to secure the Debt Securities, equally and ratably with (or prior to) such secured Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Properties (see "Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary, (b) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), (c) Mortgages on property, shares of stock or Debt hereafter acquired (or, in the case of property, constructed) by the Company or any Restricted Subsidiary and created prior to, at the time of, or within 120 days after acquisition (or, in the case of property, the completion of construction and commencement of commercial operation, whichever is later) to secure or provide for the purchase price (or, in the case of property, construction price) thereof, (d) Mortgages in favor of the Company or a Restricted Subsidiary, (e) Mortgages in favor of the United States or any State thereof, or Canada or any Province thereof, or any instrumentality of any thereof to secure progress, advance or other payments pursuant to any contract or provision of any statute, and (f) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (e), inclusive. (Section 1007)

RESTRICTIONS ON CERTAIN UNSECURED DEBT

    The Debt (other than secured Debt referenced under "Restrictions on Secured Debt" above) of all consolidated Restricted Subsidiaries may not exceed 15% of the Consolidated Net Tangible Assets of the Company. (Section 1011)

MERGER AND CONSOLIDATION

    The Company may not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person, or permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) either the Company shall be the continuing corporation or the successor or purchasing Person shall be a domestic corporation and shall expressly assume the payment of the principal of and premium, if any, and interest, if any, on the Debt Securities and the performance of every covenant of the Indenture binding upon the Company, (ii) immediately after such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, (iii) if, as a result of the transaction, properties or assets of the Company would become subject to an encumbrance not permitted by the Indenture, the Company or such successor corporation or Person shall take steps necessary to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured by such encumbrance and (iv) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel stating that such transaction complies with the Indenture. (Section 801)

RESTRICTIONS ON SALES AND LEASEBACKS

    Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, completion of construction and commencement of commercial operation of which has occurred more than 120 days prior thereto, unless (a) the Company or such Restricted Subsidiary could mortgage such property pursuant to the restrictions on Secured Debt described above in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities or (b) the Company, within 120 days, applies to the retirement of its Funded Debt an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or (ii) the fair value of the Principal Property so leased (subject to credits for certain voluntary retirements of Funded Debt and Debt Securities). This restriction will not apply to any sale and leaseback transaction (1) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (2) involving a lease for a period of less than three years. (Section 1008)

MODIFICATION AND WAIVER

    Modification and amendment of the Indenture may be effected by the Company and the Trustee with the consent of the Holders of not less than 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby,
(a) change the Stated Maturity of any installment of principal of, or interest on, any Debt Security or change the redemption price; (b) reduce the principal amount of, or the interest on, any Debt Security; (c) change the place or currency of any payment of principal or interest on any Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required to modify or amend the Indenture; or (f) modify the foregoing requirements or reduce to less than a majority the percentage of Outstanding Debt Securities necessary to waive any past default. Except with respect to certain fundamental provisions, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of any series may, with respect or such series, waive past defaults under the Indenture and waive compliance by the Company with certain provisions of the Indenture. (Sections 902, 513)

EVENTS OF DEFAULT

    Under the Indenture, the following will be Events of Default with respect to any series of Debt Securities: (a) default in the payment of any interest upon any Debt Security of that series when due, continued for 30 days; (b) default in the payment of any principal or premium, if any, on any Debt Security of that series when due; (c) default in the deposit of any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance, or breach of any other covenant or warranty of the Company contained in the Indenture or in the Debt Securities of such series, continued for 60 days after written notice as provided in the Indenture; (e) acceleration of any indebtedness for money borrowed in an aggregate principal amount exceeding $10,000,000 by the Company under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not annulled, or such indebtedness is not discharged, within 10 days after written notice as provided in the Indenture; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default with respect to Debt Securities of that series. The Trustee or the Holders of 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount of all Outstanding Debt Securities of that series due and payable immediately if any Event of Default with respect to Debt Securities of such series shall occur and be continuing at the time of declaration. At any time after a declaration of acceleration has been made with respect to Debt Securities of any series but before a judgement or decree for payment of money due has been obtained by the Trustee, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may rescind any declaration of acceleration and its consequences, if all payments due (other than those due as a result of acceleration) have been made and all Events of Default have been cured or waived. Any Event of Default with respect to Debt Securities of any series may be waived by the Holders of a majority in principal amount of all Outstanding Debt Securities of that series, except a default (i) in the payment of principal or premium, if any, or interest on any Debt Security of that series or (ii) in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Sections 501, 502, 513)

    The Holders of a majority in principal amount of the Outstanding Debt Securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series, provided that such direction shall not be in conflict with any rule of law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee shall be entitled to receive from such Holders reasonable indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. (Sections 512, 507)

    The Company is required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the Indenture.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co. or William Blair & Company, L.L.C. or a group of underwriters represented by firms including Goldman, Sachs & Co. or William Blair & Company, L.L.C. Goldman, Sachs & Co. or William Blair & Company, L.L.C. may also act as agents.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

    The validity of the Debt Securities offered hereby will be passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois. Certain attorneys at Schiff Hardin & Waite who have performed services for the Company own approximately 590 shares of common stock, $1.00 par value, of the Company. Certain legal matters relating to the offering will be passed upon for the Underwriters by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                    EXPERTS

    The consolidated financial statements of the Company as of May 31, 1997, 1996 and for each of the years in the three-year period ended May 31, 1997 incorporated by reference in this Prospectus have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report incorporated by reference herein. The financial statements referred to above are incorporated by reference herein in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                      PAGE
                                                    ---------
Use of Proceeds...................................        S-2
Capitalization....................................        S-2
The Company.......................................        S-3
Selected Consolidated Financial Data..............        S-7
Description of Notes..............................        S-8
Underwriting......................................       S-12

                         PROSPECTUS

Available Information.............................          2
Incorporation of Certain Documents by Reference...          2
Selected Consolidated Financial Data..............          3
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............          4
Description of Debt Securities....................         10
Plan of Distribution..............................         14
Legal Opinions....................................         14
Experts...........................................         14

                                  $60,000,000

                                   AAR CORP.

                                6.875% NOTES DUE
                               DECEMBER 15, 2007

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.

                            WILLIAM BLAIR & COMPANY

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